BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)164(JL)   File No.82-34675

1 August 2007   **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



07025759

SUPPL

RECEIVED

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 July 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong   電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com   傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	01/08/2007	14:15:39	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	01/08/2007	14:15:39	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-070801-00014		Status 狀況	Approved

RECEIVED 2007 AUG -1 A 3:13 (stamp)

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	
Tier 2 Headline 標題分項 (第二層)	Monthly Return I	
Contact Person 聯絡人	Jason C.W. Yeung	
Contact No. 聯絡電話	2846 2700	

For the month ended :
截至月份： 31/07/2007

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	Jason C.W. Yeung	
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期 01/08/2007

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證券類別資料 （請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號 :	2388		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000

Increase/(Decrease)
增加／（減少）
  (EGM approval date)
  (股東特別大會通過日期)
 	
  (dd/mm/yyyy)
  (日／月／年)				

Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : (2) 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		

Increase/(Decrease)
增加／（減少）
  (EGM approval date)
  (股東特別大會通過日期)
 	
  (dd/mm/yyyy)
  (日／月／年)				

Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

増加／（減少）
(EGM approval date)
(股東特別大會通過日期）

(dd/mm/yyyy)
（日／月／年）

Balance at close of the month 本月底結存	HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期）			
(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	100,000,000,000

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
	Total Exercised Money During the Month 月內已行使總金額			HKD		Preference 優先股
						Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4.   HKD

    ○ Ordinary (1)
    普通股 (1)

(   )
    Ordinary (2)
    普通股 (2)

Stock Code
股份代號
    Preference
    優先股

Subscription Price HKD
認購價
    Other Class
    其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 : Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 : Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 : Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One At Price : HKD Issue and allotment Date :	

	價格：	(dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One ·	At Price： HKD 價格：	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One ·	At Price： HKD 價格：	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One ·	At Price： HKD 價格：	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5.**Bonus Issue** 紅股發行		Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6.**Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／ 年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別

7.Redemption of share
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

8.Other
其他

At Price：HKD
價格：

Issue and allotment Date：
(dd/mm/yyyy)
發行及配發日期：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

(Please specify)·
（請註明）

Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名　　Jason C.W. Yeung

* Title
職銜　　Company Secretary



OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END